Alan I. Annex, Esq.
Tel. 212.801.9323
Fax 212.801.6400
annexa@gtlaw.com

February 10, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Sirimal R. Mukerjee

Re:         RLJ Acquisition, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-170947

Dear Mr. Mukerjee:

On behalf of RLJ Acquisition, Inc. (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated February 8, 2011 (the “Comment Letter”) regarding the above referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment No. 2”), we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

With this letter, the Company is filing via EDGAR Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.  Supplementally, we are delivering to Sirimal R. Mukerjee of the Division of Corporation Finance five copies of a version of Amendment No. 3 that has been marked by the financial printers to show the changes since the filing of Amendment No. 2 on January 28, 2011.

Amendment No. 3 to Registration Statement on Form S-1

General

1.
Please ensure that all blank spaces for information that you are not entitled to omit under Rule 430A of Regulation C are complete.  For example, we note your disclosure at page 43 relating to the segregated trust account and at page 81 relating to your director classes.

The Company acknowledges the Staff’s comment and has included in Amendment No. 3 all information that the Company is not entitled to omit under Rule 430A of Regulation C including the disclosure at page 44 relating to the segregated trust account and at page 81 relating to the director classes.

Securities and Exchange Commission
February 10, 2011

2.
In this regard, we note your footnotes under Item 13 and in your exhibit indices that appear to incorrectly indicate that certain information will be filed by amendment.  Please revise your disclosure accordingly.

The Company acknowledges the Staff’s comment and has revised the footnotes under Item 13 on page II-1 and the exhibit indices on pages II-4 and II-6 accordingly.

Prospectus Cover Page

3.	Please delete the reference to sole book-running manager from the cover page of the prospectus, although you may provide such disclosure in the underwriting section of your document.

The Company acknowledges the Staff’s comment and has deleted the reference to sole book-running manager from the cover page of the prospectus.

Dilution, page 48

4.
The “amount of common stock subject to redemption to maintain stockholders’ equity of $5,000,001” in the “Numerator” calculation, amounting to $117,474,800, should be bracketed to accurately reflect the mathematical sum presented.

The Company acknowledges the Staff’s comment and has bracketed the referenced amount on page 48.

Exhibits 99.1, 99.2 and 99.3

5.	Please file dated consents with your next amendment.

The Company acknowledges the Staff’s comment and has filed dated consents with Amendment No. 3.

*     *     *     *     *

Securities and Exchange Commission
February 10, 2011

Please do not hesitate to call me at (212) 801-9323 or Jason Simon at (703) 749-1386 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

Alan I. Annex, Esq.

Copies to:	H. Van Sinclair
Thomas J. Ivey, Esq.